Confidential Treatment Requested by Hawaiian Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83

HAWAIIAN HOLDINGS, INC.

January 27, 2009

CONFIDENTIAL

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:	Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 3, 2008
File No. 001-31443

Dear Mr. Morris:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated December 19, 2008 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.  The Staff’s comment from the December 19, 2008 letter is reproduced below in bold-faced text followed by the Company’s response.  A courtesy copy of the filing has been forwarded to Mr. Daniel Morris via facsimile transmission at the number listed above.

Schedule 14A filed on April 11, 2008

Executive Compensation, page 13

1.         While we note your response to prior comment 3, the causal connection between the disclosure of your performance targets and any competitive harm is not clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company believes its performance targets may be omitted due to the risk of competitive harm as described more fully in the paragraphs below.

As described in the Company’s 2007 Definitive Proxy Statement on Schedule 14A, filed on April 11, 2008, for 2008 the Company will measure financial performance for purposes of executive incentive compensation based on the following metrics:

•                  stock appreciation relative to peer group companies

•                  the Company’s revenue per available seat mile (RASM)

[***] Confidential treatment requested.

Confidential Treatment Requested by Hawaiian Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83

•                  the Company’s cost per available seat mile (CASM)

•                  the Company’s RASM growth minus CASM growth relative to a peer group of companies

•                  the Company’s return on invested capital

In addition, for 2008 the Company will measure non-financial performance for purposes of executive incentive compensation based on criteria including the following:

•                  customer value (to be measured through the Company’s competitive ranking in third party surveys, the company’s ranking in a third party quantitative quality rating and customer survey satisfaction scores)

•                  operational excellence (to be measured through flight punctuality, cancellations, baggage handling relative to other carriers filing such statistics with the US Department of Transportation and internally generated operational performance statistics)

•                  confidence among stakeholders (to be measured through employee surveys, average monthly lost time hours due to occupational injuries, sick pay as a percentage of payroll, overhead expenses as a percentage of revenue, implementation of strategic and tactical deliverables, such as IT projects and internal control compliance)

Further, funding of the incentive compensation pool for eligible employees (including named executive officers and other program participants) is limited based on a formula related to the company’s generation of earnings before interest, taxes, depreciation, amortization and rent (EBITDAR).

Specific Risks of Competitive Harm

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Certain  Performance Goals Will be Disclosed

The Company undertakes to include in future proxy filings information regarding two financial targets which it does not believe would cause competitive harm, i.e., stock appreciation relative to peer group companies, RASM growth minus CASM growth ranking relative to peer group companies, operational performance rankings provided by the US Department of Transportation (on-time arrivals, baggage handling and cancellations) and customer survey results reported in Condé Nast Traveler magazine, Travel and Leisure magazine and the company’s ranking in the Airline Quality Rating.  The Company will include disclosure regarding these targets in future proxy statement filings under the heading Compensation Discussion and Analysis.

Summary

The Company respectfully submits that disclosure of its annual performance targets (with the exception of those noted above) would provide  the Company’s competitors an unfair competitive advantage over the Company.  Competitors could utilize this information to undertake activities specifically designed to modify prices, compete in the Company’s markets, alter flight schedules, reduce their own costs, recruit the Company’s employees and undermine the Company’s ability to do business in an industry notorious for its competitiveness and low margins.

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[***] Confidential treatment requested.

Confidential Treatment Requested by Hawaiian Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.            The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.            The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram

Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.

cc:	Gregory S. Anderson, Audit Committee Chairman
Richard Goldberg, Dechert LLP
Dave Dickson, Ernst & Young LLP
Brian Stewart, Hawaiian Airlines, Inc.

[***] Confidential treatment requested.